Exhibit 99.1

Cenovus “total bitumen initially-in-place” estimated at 137 billion barrels;

56 billion barrels “discovered bitumen initially-in-place”

Oilsands production expected to reach 300,000 bbls/d by 2019

CALGARY, Alberta (June 16, 2010) – An external evaluation of Cenovus Energy Inc.’s (TSX, NYSE: CVE) oilsands assets by an independent qualified reserves evaluator, McDaniel & Associates Consultants Ltd., has identified “best estimate total bitumen initially-in-place” (BIIP) on Cenovus lands of 137 billion barrels (Bbbls). This amount includes the bitumen production, reserves and economic contingent resources previously reported as well as an estimate of Cenovus’s share of all other bitumen on the company’s lands.

Of that total, 56 Bbbls of bitumen is considered to be “discovered BIIP”. To qualify as discovered BIIP, the evaluator typically requires at least one well drilled per section of land. The BIIP numbers reported by Cenovus are the evaluator’s “best estimate”, which provides the most reasonable assessment of the bitumen resource.

“This independent evaluation of the amount of bitumen on Cenovus lands confirms the enormous opportunity our company has before it,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “We believe we have ample resource to achieve significant growth for decades. We will draw upon our 14 years of experience as a low cost bitumen producer and technology leader to unlock the value of our assets for shareholders.”

Cenovus’s new ten year business plan outlines how the company expects to reach bitumen production of 300,000 barrels per day (bbls/d) net to Cenovus by the end of 2019, while maintaining capital discipline. That’s a five-fold production increase from current bitumen production levels. Cenovus anticipates achieving that growth at long term estimated average finding and development costs of approximately $8.00 per barrel. The production increase is expected to come from continued expansions at the Foster Creek and Christina Lake operations as well as new projects at Narrows Lake and Grand Rapids. The business plan also includes cash flow growth that will provide Cenovus with the flexibility to consider increased dividends after 2011 and potential share buybacks in future years.

“We have been very rigorous in our resource assessment and in developing our ten year business plan,” Ferguson said. “We continue to work hard to deliver on our near term commitments to shareholders regarding existing operations. As we move forward, we plan to build a financially and operationally sustainable manufacturing style growth model. We believe this will put us on a path to doubling the net asset value of the company in the next five years.”

Production from the next phases at Foster Creek (phase F) and Christina Lake (phase E) is expected to begin a year earlier than initially planned, pending timely regulatory and partner approvals. In addition, further assessment of the potential of these two assets has resulted in Cenovus increasing the expected gross production capacity to about 235,000 bbls/d at Foster Creek and about 258,000 bbls/d at Christina Lake by 2019, a combined 15% increase over the previous capacity estimate.

Narrows Lake, located near Christina Lake, is the next project expected to be developed. A regulatory application for the initial phases of that project is expected to be filed in the coming weeks and includes the possibility to apply solvent aided process (SAP) along with steam assisted gravity drainage (SAGD) production.

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Grand Rapids is a new project in the Greater Pelican Region. The company plans to test a SAGD well pair at Grand Rapids this fall and possibly submit a regulatory application by the end of 2011. Cenovus’s Greater Pelican Region also includes the current Pelican Lake polymer flood operation in the Wabiskaw formation and a potential future project in the Grosmont carbonate formation.

Evaluation work is underway for several other projects that are expected to start producing after 2019. Additional stratigraphic wells are being drilled to support the current application at the Telephone Lake project in the Borealis Region. Cenovus also plans to gather seismic data and drill stratigraphic wells on seven other promising oilsands assets in the coming years. Cenovus has decided to make public, during its 2010 investor day presentations, ownership information that was previously kept confidential about some of these lands. The goal is to have an inventory of regulator-approved commercial projects with a total capacity of 400,000 – 500,000 bbls/d net to Cenovus by the end of 2015. These projects would be in various stages of development and production.

Capital efficiency improves shareholder value

Cenovus is among the lowest cost oilsands producers in the industry, which it has accomplished by maintaining a track record of capital and operational discipline while continuing to grow production. The company is always working to improve capital efficiency across the entire business and has adopted a manufacturing approach for project development. Constructing projects in phases allows the company to improve the efficiency of each new phase by learning from the previous one. Cenovus has also improved efficiency by developing an assembly yard at Nisku, Alberta, where pipe rack modules for oilsands facilities are fabricated and then trucked to site. About 96% of the pipe rack modules for the most recent expansion at Christina Lake were assembled at Nisku. The plan is to continue this process for future oilsands expansions and assess the potential for assembling other plant infrastructure components at Nisku as well.

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Oilsands Project Schedule

Project Phase	Expected Cumulative Gross Production Capacity (bbls/d)	Regulatory Application Submissions[2]	First Production Target[1,2,3]
Foster Creek*
A-E	120,000	Q1 1999	Q1 2002
F	150,000	Q2 2009	2014
G	180,000	Q2 2009	2016
H	210,000	Q2 2009	2017
I	~235,000	2013	2019
Christina Lake*
A-B	18,000	Q3 1998	Q4 2002
C	58,000	Q3 2007	Q3 2011
D	98,000	Q3 2007	Q2 2013
E	138,000	Q4 2009	2014
F	178,000	Q4 2009	2016
G	218,000	Q4 2009	2017
H	~258,000	2015	2019
Narrows Lake*
A–C	130,000	Q3 2010	2016
Grand Rapids
A	60,000	Q4 2011	2017
B	120,000	Q4 2011	TBD
C	180,000	Q4 2011	TBD
Telephone Lake
A	35,000	Q4 2007	TBD
B	50,000	TBD	TBD
*Properties 50% owned by ConocoPhillips
[1] Timelines are subject to regulatory approvals
[2] Future dates are company forecasts
[3] There is an anticipated ramp up period of approximately 1.5 years following first production.

Advancing technology good for business and the environment

Cenovus views development of innovative technology as key to maintaining a competitive advantage and increasing the long term value of the company. The company plans to double its annual research and development (R&D) spending to $40 million. It currently has about 50 R&D projects underway and plans to implement at least one new commercial technology each year. These technologies are expected to help improve oil recovery, decrease operating costs and reduce the impact on the environment. Nearly three-quarters of these R&D projects have environmental improvement as the primary focus.

“Responsible resource development is integral to how Cenovus does business,” Ferguson said. “The status quo isn’t good enough when it comes to environmental performance. We’ve proven this through significant reductions in land footprint, water use and air emissions intensity and we’re committed to even greater improvement.”

Conventional assets maintain important role

Cenovus’s conventional assets are forecast to generate operating cash flow in excess of $2 billion in 2010, which helps fund the growth of the company’s oilsands operations. The company plans to reinvigorate efforts to increase production from its substantial conventional oil resource. Increased capital investment is expected to facilitate production growth at its Pelican Lake polymer flood operation, in the Greater Pelican Region.

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In the new tight oil plays in southern Saskatchewan, Cenovus has committed to funding 20 additional horizontal wells in the Lower Shaunavon in 2010 and is evaluating the performance of a number of multi-stage fractured horizontal wells in the light oil Bakken play. Cenovus’s natural gas assets will remain an important part of the company’s portfolio as a source of strong cash flow and as a hedge against the cost of fuel for both oilsands production and refining operations. Over the long term, the intent is to manage the decline rate of natural gas production to a 6% level and to concentrate capital investment on high return gas opportunities such as the low cost coalbed methane recompletions, which benefit from existing infrastructure. Cenovus will continue to assess its portfolio and look to divest non-core assets if market conditions are favourable.

Wood River Refinery expansion continues on schedule

Cenovus’s downstream operations include the Wood River Refinery in Illinois and the Borger Refinery in Texas, which are jointly owned with ConocoPhillips, the operator. In addition to the 25,000 bbls/d (gross) coking capacity at Borger, 65,000 bbls/d (gross) of coking capacity is being added at Wood River with the coker and refinery expansion (CORE) project to increase total coking capacity at Wood River to 83,000 bbls/d (gross). The CORE project is approximately 80% complete and the final cost is expected to be within 10% of budget. The project remains on track for a mid-2011 start up. It is anticipated this project will improve net margins at Wood River by approximately $4.00 per barrel. With the completion of the CORE project, Cenovus’s two refineries will be among the most complex in the United States, with the ability to process a wide variety of crude feedstocks and produce a large quantity of high value clean products. These refineries will have a combined capability to process as much as 275,000 bbls/d (gross) of heavy crude oil.

Comprehensive assessment of resource base revealed

The BIIP and discovered BIIP numbers released by Cenovus are part of a thorough, independent assessment of the company’s oilsands assets that provides a better understanding of the full potential of its resource. The results confirm Cenovus’s internal view of the extensive, high quality nature of its bitumen assets. The BIIP assessment adds additional data to prior evaluations of bitumen reserves and economic contingent resources. The company is also providing a more detailed breakdown of its bitumen reserves and contingent resources data by specific area.

Bitumen Reserves and Resources by Area[1] (billion barrels)
Company interest at end of 2009, before royalties at SEC prices[2]

Area	Proved plus Probable Reserves	Best Estimate Contingent Resources[3]
Foster Creek	0.7	0.8
Christina Lake	0.7	0.7
Narrows Lake	-	0.5
Grand Rapids	-	0.9
Borealis (including Telephone Lake)	-	2.6
Total[4]	1.3	5.4

1 See the definitions section for a description of the terms and associated contingencies

2 Prices used for reserves and resource estimates are: WTI US$61.18/bbl, WCS US$51.66/bbl and NYMEX US$3.87/Mcf (SEC 2009 prices)

3 There is no certainty that it will be commercially viable to produce any portion of the resources

4 Totals may not add due to rounding.

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Project Areas:

Foster Creek – Industry’s largest SAGD operation, located on the Cold Lake Air Weapons Range in northeast Alberta. Jointly owned with ConocoPhillips. Currently producing about 51,000 bbls/d net to Cenovus.

Christina Lake – Located about 120 kilometres south of Fort McMurray. Jointly owned with ConocoPhillips. Currently producing about 7,500 bbls/d net to Cenovus.

Narrows Lake – Located near Christina Lake in northeastern Alberta but would be developed as a separate project. Regulatory application is expected to include potential for SAP to be used along with SAGD.

Grand Rapids – Located at Cenovus’s current Pelican Lake operation in the Greater Pelican Region about 300 kilometres north of Edmonton. A SAGD well pilot is planned for the fall of 2010.

Borealis – Located about 90 kilometres northeast of Fort McMurray. Includes Telephone Lake, Steepbank and East McMurray. Nearly 80% of the Borealis lands have no wells drilled.

Best Estimate Total Bitumen Initially-In-Place[1,2] (Bbbls) Company interest at end of 2009, before royalties at SEC prices

Total Bitumen Initially-In-Place	137

Discovered Bitumen Initially-In-Place	56
Cumulative Production	0.1
Reserves (Proved + Probable)	1.3
Economic Contingent Resources[3]	5.4
Unrecoverable Portion	49

Undiscovered Bitumen Initially-In-Place[4]	82
Prospective Resources	12.6
Unrecoverable Portion	69

1 The Bitumen Initially-In-Place estimates include unrecoverable volumes and are not an estimate of the volume of the substances that will ultimately be recovered. See the definitions section for a description of the terms and associated contingencies

2 Totals may not add due to rounding

3 All of Cenovus’s bitumen contingent resources are considered economic at SEC prices. The economic contingent resources estimate includes bitumen from the Foster Creek, Christina Lake, Narrows Lake, Telephone Lake and the Grand Rapids areas. There is no certainty that it will be commercially viable to produce any portion of the resources

4 There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

The independent qualified reserves evaluator has a rigorous process to determine what portion of the BIIP can be developed, and ultimately recovered. Much of the BIIP deposits are unrecoverable with current technologies, such as SAGD, because they are too thin, have too low a bitumen concentration or possess other unfavourable geological characteristics. Deposits that can be developed with current technologies fit into a category created by the evaluator called exploitable BIIP.

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The evaluator has not recognized Cenovus’s 37 Bbbls of BIIP in the Grosmont carbonate formation as exploitable or recoverable. Demonstration of a successful pilot in the Grosmont or a commercial project in a similar carbonate reservoir would have to take place before the independent evaluator who assessed the Cenovus property considers bitumen from these carbonates to be exploitable or recoverable. Cenovus is planning a pilot for carbonate oil production.

Bitumen Recovery Estimation (Bbbls) Company interest at end of 2009, before royalties at SEC prices

Discovered Bitumen Initially-In-Place	56

Currently Exploitable BIIP	14
Estimated Recovery of Exploitable BIIP	48%

Undiscovered Bitumen Initially-In-Place[1]	82

Currently Exploitable BIIP	25
Estimated Recovery of Exploitable BIIP	51%

1There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

DEFINITIONS

Total Bitumen Initially-In-Place (BIIP) (equivalent to “total resources”) is that quantity of bitumen that is estimated to exist originally in naturally occurring accumulations.  It includes that quantity of bitumen that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered.

Discovered Bitumen Initially-In-Place (equivalent to “discovered resources”) is that quantity of bitumen that is estimated, as of a given date, to be contained in known accumulations prior to production.  The recoverable portion of discovered bitumen initially-in-place includes production, reserves, and contingent resources; the remainder is categorized as unrecoverable.

Undiscovered Bitumen Initially-In-Place (equivalent to “undiscovered resources”) is that quantity of bitumen that is estimated, on a given date, to be contained in accumulations yet to be discovered.  The recoverable portion of undiscovered bitumen initially-in-place is referred to as “prospective resources”, the remainder as “unrecoverable”.

Exploitable Bitumen Initially-In-Place is the estimated volume of bitumen, before any production has been removed, which is contained in a subsurface stratigraphic interval that meets or exceeds certain reservoir characteristics considered necessary for the application of known recovery technologies. Examples of such reservoir characteristics include continuous net pay, porosity, and mass bitumen content.

Production is the cumulative quantity of bitumen that has been recovered at a given date.

Reserves are estimated remaining quantities of bitumen anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable.  Reserves are further classified according to the level of certainty associated with the estimates and may be sub-classified based on development and production status.

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Proved Reserves are those quantities of bitumen, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Probable Reserves are those additional reserves quantities of bitumen that are less certain to be recovered than proved reserves, but which, together with proved reserves, are as likely as not to be recovered.

Contingent Resources – those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include such factors as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. For Cenovus, the contingencies which must be overcome to enable the classification of bitumen contingent resources as reserves include regulatory application submission with no major issues raised, access to markets and intent to proceed by the operator and partners as evidenced by major capital expenditures planned within five years. The estimate of contingent resources has not been adjusted for risk based on the chance of development. There is no certainty that it will be commercially viable to produce any portion of the resources.

Economic Contingent Resources – those contingent resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. In Cenovus’s case, economic contingent resources were evaluated using the same commodity price assumptions that were used for the 2009 reserves evaluation, which were determined in accordance with U.S. Securities and Exchange Commission (SEC) requirements.

Prospective Resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.  Prospective resources have both an associated chance of discovery and a chance of development.  Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be subclassified based on project maturity.

Unrecoverable is that portion of discovered or undiscovered BIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects.  A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Best Estimate is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will equal or exceed the estimate. The best estimate BIIP was determined by the evaluator to the same 50% confidence level as was applied to the reserves and resources evaluations.

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Investor Day presentations webcast

Members of Cenovus’s executive team will present the company’s strategy and future project expansion plans and opportunities at an investor day event in Calgary Thursday, June 17, 2010 from 9:00 a.m. MT/11:00 a.m. ET until about 12:00 p.m. MT/2:00 p.m. ET. A live audio webcast of the presentations can be accessed at www.cenovus.com. It is recommended that users access the webcast approximately 10 minutes before its scheduled start time. If you are unable to listen to the live webcast, an archive of the days’ presentations will be available within 24 hours of the event and will be available on Cenovus’s website for approximately 90 days.

Cenovus Energy Inc.

Cenovus Energy is a leading integrated oil company headquartered in Calgary, Alberta, with an enterprise value of approximately C$26 billion. The company’s operations include its growing enhanced oil projects and established natural gas and crude oil production in Alberta and Saskatchewan as well as ownership in two high quality refineries in Illinois and Texas. Cenovus is respectful of the environment and communities where it operates and is committed to applying fresh, progressive thinking to the development of energy resources the world needs. Cenovus shares, which trade under the symbol CVE, are listed on the Toronto and New York stock exchanges. For more information, go to www.cenovus.com.

CENOVUS CONTACTS:

Investors:	Media:
Paul Gagne	Rhona DelFrari
Vice-President, Investor Relations	Manager, Media Relations
403-766-4737	403-766-4740

Susan Grey
Manager, Investor Relations
403-766-4751

James Fann

Analyst, Investor Relations

403-766-6700

ADVISORY

OIL AND GAS INFORMATION

The resources estimates contained in this news release were prepared effective December 31, 2009 by McDaniel & Associates Consultants Ltd., an independent qualified reserves evaluator (IQRE), and other than as disclosed herein are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook (COGEH). The Bitumen Initially-In-Place estimates include unrecoverable volumes and are not an estimate of the volume of the substances that will ultimately be recovered. There is also no certainty that it will be commercially viable to produce any portion of the contingent resources. Further, there is no certainty that any portion of the undiscovered resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Actual resources may be greater than or less than the estimates provided. Readers are directed to the definitions section of this news release for information on the resource classification and the associated risks and uncertainties inherent in the evaluation of reserves and resources. The term “exploitable BIIP” is not presently a COGEH defined term; however, the definition contained herein is derived from and consistent with current draft proposed COGEH terminology. The term “best estimate”, when used in reference to a BIIP estimate, is not defined in COGEH; however, it was determined by the IQRE to the same 50% confidence level as was applied to estimates of probable reserves and best estimate contingent resources. For further discussion regarding our economic contingent resources, see our April 22, 2010 news release available at www.cenovus.com.

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National Instrument 51-101 (“NI 51-101”) imposes disclosure standards for Canadian public companies engaged in oil and gas activities. Our disclosure of annual reserves data is made in accordance with U.S. disclosure requirements pursuant to an exemption received from the Canadian Securities Administrators. Accordingly, the proved plus probable reserves data provided by Cenovus may differ from corresponding information prepared in accordance with NI 51-101. Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Cenovus’s 2009 Annual Information Form (AIF), available at www.cenovus.com or www.sedar.com.

NON-GAAP MEASURES

Operating Cash Flow is a non-GAAP measure and is defined as Net Revenues, less production and mineral taxes, transportation and selling, operating and purchased product expenses, is used to provide a consistent measure of the cash generating performance of our assets and improves the comparability of our underlying financial performance between periods. Readers are encouraged to review our 2010 First Quarter Report to Shareholders, available at www.cenovus.com, for a full discussion of the use of non-GAAP measures.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and information about our current expectations, estimates and projections about the future, based on certain assumptions made by the Company in light of its experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements and information are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast” or “F”, “target”, “project”, “objective”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may”, “predict” or similar expressions suggesting future outcomes or statements regarding an outlook, including statements about our strategy, our projected future value or net asset value, schedules, land positions, production, including, without limitation, the stability or growth thereof, reserves and resources estimates, material properties, uses and development of our technology, risk mitigation efforts, commodity prices, shareholder value, cash flow, funding alternatives, costs and expected impact of future commitments in respect of our ongoing operations generally and with respect to certain properties and interests held by Cenovus. Readers are cautioned not to place undue reliance on forward-looking statements and information as our actual results may differ materially from those expressed or implied.

Forward-looking statements involve a number of assumptions, risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially, and the factors or assumptions on which the forward-looking information is based, include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions inherent in our current guidance; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the effect of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity, currency and interest rates;

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fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; success of hedging strategies; maintaining a desirable debt to cash flow ratio; accuracy of our reserves, resources and future production estimates; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate the North American integrated heavy oil business and to obtain necessary regulatory approvals; the successful and timely implementation of capital projects; reliability of our assets; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and its application to our business; our ability to generate sufficient cash flow from operations to meet our current and future obligations; our ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or the interpretations of such laws or regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on us, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats, hostilities, civil insurrection and instability affecting countries in which we operate; risks associated with existing and potential future lawsuits and regulatory actions made against us; our financing plans and initiatives; the expected impacts of the plan of arrangement with Encana Corporation (“Arrangement”) on our employees, operations, suppliers, business partners and stakeholders and our ability to realize the expected benefits of the Arrangement; our ability to obtain financing in the future on a stand alone basis; the historical financial information pertaining to our assets as operated by Encana Corporation prior to November 30, 2009 may not be representative of our results as an independent entity; our limited operating history as a separate entity and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities. Readers are cautioned that the foregoing list is not exhaustive.

Many of these risk factors are discussed in further detail in our 2010 First Quarter Report to Shareholders, our 2009 AIF/Form 40-F and our Management’s Discussion and Analysis for the year ended December 31, 2009, each as filed with Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov, and available at www.cenovus.com.

The forward-looking statements and information contained in this document, including the assumptions, risks and uncertainties underlying such statements, are made as of the date of this document. Except as required by law, we do not update publicly or revise this information, whether as a result of new information, future events or otherwise. The forward-looking statements and information contained in this document are expressly qualified by this cautionary statement.

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